

Mail Stop 3720

August 18, 2017

Mr. Peiqing Tian
Chief Executive Officer
Four Seasons Education (Cayman) Inc.
Building No. 2, 865 Qiujiang Road
Jing'an District, Shanghai
PRC 200070

>   **Re: Four Seasons Education (Cayman) Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted August 9, 2017**
>   **CIK No. 0001709819**

Dear Mr. Tian:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   We note your response to comment 4. We acknowledge the company's representation that it will provide further updates on the status of its license and permit compliance in future revisions to the draft registration statement. In the interim, please disclose in your filing your supplemental statement that the company "intends to comply with the relevant regulatory permit and licensing requirements either upon the launch or, in accordance with normal PRC regulatory practice, following the launch of any new learning centers that it opens or acquires in the future."

Corporate History and Structure, page 4

2.   Please revise your organization charts to also indicate that your contractual agreements
      are with the owners of the VIEs.

Use of Proceeds, page 51

3.   We note your responses to comments 8 and 11. To provide context, revise to quantify the
      amount of loans you may currently make to your VIEs and the amount of loans and
      capital contributions you may currently make to each of your PRC subsidiaries as
      compared to the amount of proceeds you intend to use for the stated purposes. In
      addition, clarify how the use the proceeds for each of the stated purposes would be within
      the business scopes of your PRC subsidiaries and VIEs. Furthermore, address the extent
      to which the IPO proceeds would have to be converted from U.S. dollars to RMB to be
      used as stated and how PRC exchange regulations would apply your circumstances.
      Lastly, discuss how long it would take and how likely it would be that you would receive
      the necessary approvals to use the proceeds for the intended purposes.

      You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions
regarding comments on the financial statements and related matters. Please contact William
Mastrianna, Attorney-Adviser at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-
3350, or me at (202) 551-3810 with any other questions.

                                             Sincerely,

                                             /s/ Kathleen Krebs, for

                                             Larry Spirgel
                                             Assistant Director
                                             AD Office 11 – Telecommunications